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                                                                    EXHIBIT 99.2


                       PARAMOUNT RESOURCES LTD. TO CREATE
                       AN ENERGY TRUST HOLDING KAYBOB AND
                               MARTEN CREEK ASSETS

Paramount Resources Ltd. (TSX-POU) announces that its board of directors has unanimously approved a proposed reorganization which would result in Paramount's shareholders receiving units of a new energy trust (the "Trust") owning existing properties of Paramount with current production of approximately 25,000 Boe/d (the "Trust Spinout"). The properties intended to become properties of the Trust are located in the Kaybob and Marten Creek areas of Alberta. Under the Trust Spinout, Paramount's shareholders will continue to be shareholders of Paramount, which will continue to operate as it has in the past.

RATIONALE FOR THE TRANSACTION

On September 27, 2004, Paramount announced that its board of directors had authorized management to undertake an examination of possible corporate restructuring alternatives available to Paramount to increase shareholder value. After considering the alternatives and the recommendation of management, the board of directors has unanimously approved proceeding with the Trust Spinout. Paramount believes that this transaction will enhance value for shareholders by dividing Paramount's assets into two specific groups, consisting of: (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through a new publicly traded energy trust that will pay regular cash distributions; and
(ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The transaction will allow shareholders to participate either separately or on a combined basis in the growth potential and mature qualities of Paramount's assets, and Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax-effective.

TRANSACTION STRUCTURE

The Trust Spinout, if completed, will be accomplished through a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta). The transaction is conditional upon, among other things, approval by the shareholders of Paramount, the Court of Queen's Bench of Alberta and regulatory authorities, successful completion of the offer for senior notes described below and Paramount's existing senior credit facilities having been amended in a manner satisfactory to Paramount. An information circular which will contain details of the Arrangement is anticipated to be mailed to Paramount's shareholders in January 2005 and the transaction is targeted for completion in late February or early March 2005. Paramount's management and directors, who collectively own or control approximately 53 percent of the common shares currently outstanding, have indicated their intention to vote in favour of the transaction.

Upon completion of the Trust Spinout, Paramount's shareholders will own approximately 81% of the outstanding units of the Trust and Paramount will own approximately 19% of the units. As part of the transaction, Paramount will also receive approximately $150 million from the Trust, expected to be financed by bank credit facilities to be established for the Trust.
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The Trust Spinout will result in Paramount's shareholders receiving both Trust units and new Paramount common shares. Paramount understands that generally, Canadian resident shareholders will realize gains only to the extent that the fair market value of the Trust units they receive exceeds the applicable tax cost of their Paramount shares. Those shareholders should not realize immediate gains in respect of the new Paramount common shares they receive. An election mechanism may be available to enable shareholders to utilize some or all of the existing tax cost in their Paramount shares to reduce the gains they otherwise would realize through the receipt of Trust units. For greater clarity, if an electing shareholder's existing tax cost equals or exceeds the fair market value of the Trust units they receive, that shareholder should not realize an immediate gain in respect of the Trust Spinout. U.S. shareholders are currently expected to receive tax-deferred spin-off treatment for U.S. tax purposes.

EXCHANGE OFFER FOR SENIOR NOTES

Paramount currently has U.S. $175 million of 7 7/8% Senior Notes due 2010 (the "2010 Notes") and U.S. $125 million of 8 7/8% Senior Notes due 2014 (the "2014 Notes") outstanding and recently called U.S. $41,744,000 aggregate principal amount of the 2010 Notes and U.S. $43,750,000 aggregate principal amount of the 2014 Notes for redemption on December 30, 2004. The covenants of Paramount under each series of notes restrict Paramount from completing the Trust Spinout without noteholder consent. Accordingly, the Trust Spinout is conditional on the holders of more than 50% of the principal amount of each series of notes outstanding after completion of the redemption consenting to the transaction. Paramount intends to commence an exchange offer and consent solicitation (the "Notes Offer"), pursuant to which Paramount will offer to exchange all of the notes not called for redemption for new notes and cash and solicit consents from holders to adopt amendments to the notes indentures to remove most of the restrictive covenants and events of default applicable to untendered notes remaining outstanding. The consideration under the exchange offer will consist of 8% Senior Notes due 2012 in the same principal amount as the 2010 Notes and 2014 Notes being exchanged, together with cash consideration, for each U.S. $1,000 principal amount of notes, of U.S. $133.27 for the 2010 Notes and U.S. $215.44 for the 2014 Notes, plus applicable accrued and unpaid interest to the date of exchange. A portion of each cash consideration is a consent payment of U.S. $30 per U.S. $1,000 principal amount of notes, which will only be paid to holders tendering by the early consent date to be specified in the Notes Offer. Holders not tendering by the early consent date will not receive such consent payment. Paramount does not intend to call the shareholders meeting for the Trust Spinout unless the requisite consents are obtained by the early consent date. Paramount is in the process of obtaining a credit rating for the new notes. The Notes Offer will not be conditional upon completion of the Trust Spinout.

UBS Investment Bank will be acting as Dealer Manager for Paramount in connection with the Notes Offer. Global Bondholder Services Corporation is the Information Agent for the Notes Offer. Questions regarding the Notes Offer should be addressed to UBS' Liability Management Group at (203) 719-4210. Requests for documentation should be directed to Global Bondholder Services Corporation at
(212) 430-3774.
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THE TRUST

As a result of the Trust Spinout, Paramount shareholders will participate in a new natural gas focused energy trust that will pay monthly cash distributions. The Paramount assets which are to be indirectly owned by the Trust have current production of approximately 25,000 Boe/d, comprised of 120 MMcf/d natural gas and 5,000 Bbl/d of crude oil and liquids. The reserves attributable to these properties, as evaluated by Paddock Lindstrom & Associates Ltd. as of December 1, 2004, consist of total proved reserves of approximately 203.4 Bcf of natural gas and 9,582 MBbl of oil and NGLs and proved plus probable reserves of approximately 298.2 Bcf of natural gas and 13,331 MBbl of oil and NGLs. Proved undeveloped reserves assigned account for only 7 percent of total proved reserves. The reserve life index for the Trust based on total proved and probable reserves and current production would be approximately 7 years.

The Trust properties are comprised of the developed portion of Paramount's Kaybob asset base as well as Paramount's assets in the Marten Creek area. The Kaybob assets are considered by Paramount to be ideal candidates for inclusion within an energy trust as Paramount has been able to generate a significant inventory of low risk downspacing locations in this predominantly tight gas resource play. Downspacing locations are wells drilled into an existing known gas pool at a higher density to allow for the production of reserves that are not being adequately drained by the current producing wells. These wells are low risk as they are being drilled into existing gas pools. Capital investment in these wells is expected to be returned in slightly over one year's time, thereby allowing for future production to be returned to unitholders through distributions. This inventory of downspacing locations is expected to allow the Trust to maintain production levels and replace reserves for a number of years, which will sustain stable distributions.

The Marten Creek assets consist of Paramount's 2002 discovery at Marten Creek which was placed on production in April 2004 as well as the assets which were acquired by Paramount in August of this year. The Marten Creek assets are characterized by shallow, long reserve life, high productivity wells with significant further low risk development drilling locations which are expected to maintain and grow the reserves and production.

The Trust's primary mandate will be to focus on low cost operations, maintain and grow reserves and production through drilling and continually review value accretive acquisitions. The Trust's extensive development drilling portfolio is expected to make it less reliant on the acquisition market to maintain distributions as compared to its peer group. To facilitate this, it is anticipated that the Trust will distribute approximately 65 percent of its cash flow to unitholders in monthly distributions.

MANAGEMENT AND GOVERNANCE

The board of directors for the Trust will include Clay Riddell, the Chairman and Chief Executive Officer of Paramount, and Jim Riddell, the President, Chief Operating Officer and Director of Paramount. A majority of the Trust's directors will be independent of Paramount and independent of the management of the Trust. The substantial ownership position of the directors and management of the Trust will align their interests with those of other unitholders.
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The executive team of the Trust will initially be the same as the executive team of Paramount, which has been instrumental in building the Kaybob core area and will utilize its experience with these assets to generate future growth for the Trust. Jim Riddell will be the Chief Executive Officer and President, Bernie Lee will be the Chief Financial Officer and John Williams will be the Chief
Operating Officer for the Trust. The Trust Spinout will not result in any change to the directors or senior management of Paramount. Initially, the Trust will have access to all of the existing employees of Paramount under a management services agreement pursuant to which Paramount will assist the Trust in the management of its properties and administration of the Trust. After a period of six months from the completion of the Trust Spinout, the independent directors for the Trust will have the ability to terminate the management services agreement with Paramount upon six months' notice. It is anticipated that the Trust will ultimately operate independently from Paramount with its own full complement of management and employees.

PARAMOUNT AFTER THE TRANSACTION

Following completion of the Trust Spinout, Paramount's remaining assets will be concentrated in its existing core areas of Grande Prairie; Northwest Alberta (including Cameron Hills, Northwest Territories); Liard, Northwest Territories/Northeast British Columbia; and Southern Alberta/Southeast Saskatchewan/United States, and Paramount will continue to operate in the West Kaybob area. Paramount's remaining interests in the West Kaybob area are predominantly the resource play in the Deep Basin and have current production of less than 2,000 Boe/d, however, production from these interests is expected to grow to over 5,000 Boe/d by the end of 2005, due to the existence of significant behind pipe deliverability and the fact that a significant base of exploration and development targets has been assembled. The West Kaybob area is an extension to Paramount's existing Kaybob play with many of the same geologic targets, but has a number of different attributes. These differences include a focus on deeper targets which are more expensive to drill, but provide more significant reserves and production rates when successful. Paramount has concluded that this higher risk/reward relationship is better suited to Paramount than the Trust. Paramount will continue to operate as a growth oriented exploration and development company and will continue to pursue long term exploration, development and exploitation opportunities in the Colville Lake area of the Northwest Territories and SAGD developments in the bitumen areas of Northeast Alberta.
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PRO-FORMA ATTRIBUTES OF PARAMOUNT AND THE TRUST

                                      Paramount         Trust
                                      ---------         -----
Production(1)
   Natural gas (MMcf/d)                      100            120
   Oil and liquids (Bbl/d)                 3,500          5,000
   Total (Boe/d)                          20,166         25,000
   % Gas                                      83             80
Reserves(2)(3)
   Total Proved (MBoe)                    23,271         43,479
   P+P (MBoe)                             35,176         63,022

Operating Costs/Boe(4)                $     7.88     $     6.10
Operating Netback/Boe(4)              $    25.09     $    27.04
Non-producing Land (net acres)(5)      3,096,623        619,863
Long Term Debt ($ millions)(6)        $      327     $      150


Notes:

(1)   Pro-forma production is based on current production.


(2) Paramount's reserves (post Trust Spinout) have been estimated using the reserves evaluation of McDaniel & Associates Consultants Ltd. at December 31, 2003 and do not reflect 2004 reserve additions or dispositions.


(3) The Trust's reserves are based on the reserves evaluation of Paddock Lindstrom & Associates Ltd. at December 1, 2004.


(4) Operating costs/Boe and operating netback/Boe are based on information for the nine months ended September 30, 2004. Operating netback has been calculated using gross revenues before financial instruments and deducting royalties and operating costs.

(5)   Non-producing land as of December 1, 2004.


(6) Estimated debt at completion of the Trust Spinout, excluding the market value of the approximate 19% of the Trust units to be owned by Paramount.

FINANCIAL ADVISOR AND FAIRNESS OPINION

BMO Nesbitt Burns Inc. is acting as financial advisor to Paramount with respect to the Trust Spinout. BMO Nesbitt Burns has advised the board of directors of Paramount that it is of the opinion, subject to its review of the final form of the documents effecting the Trust Spinout, that the consideration to be received by the Paramount shareholders as a result of the completion of the Trust Spinout is fair from a financial point of view.
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CONFERENCE CALL DETAILS

A conference call to review the contents of this News Release will be held at 2:30 p.m. (Mountain time) on Monday, December 13, 2004. Mr. Jim Riddell, President and Chief Operating Officer of Paramount, will be present on this call. The conference call details are set out below:

      416-695-9753      (Toronto Access)

      1-888-789-0150    (Toll Free Access)

Please reference the Paramount Resources conference call when speaking with the Operator.

A replay of the call will be available until December 21, 2004 inclusive by calling 416-695-5275 or 1-866-518-1010.

ADVISORY REGARDING OIL AND GAS INFORMATION

In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing, structure and completion of the Trust Spinout and its related steps, including the expected allocation of unit ownership; the effect on shareholder value of the Trust Spinout; the tax effects of the Trust Spinout; the timing, structure and completion of the Notes Offer; the level of distributions by the Trust; the composition of the assets that will be owned by the Trust and that will be retained by Paramount; the return of capital investment in wells; the funds to be received by Paramount in connection with the Trust Spinout and the source of funding thereof; the business strategy and management of the Trust and Paramount; production levels; reserve estimates and our business strategy. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Paramount at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the failure to obtain necessary approvals for the Arrangement; the failure to obtain the necessary consents to the Arrangement, including from holders of senior notes; the failure to satisfy conditions to the Arrangement or the Notes Offer; exchange rate and interest rate fluctuations, crude oil and natural gas price and demand fluctuations; loss of services of any of our executive officers or key employees; uncertainties in the estimates of reserves; stock market volatility; and general economic conditions; and other factors, many of which are beyond the control of Paramount. There is no representation by Paramount that actual results achieved during the forecast period will be the same in whole or in part as those forecast.
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Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

      C.H. (Clay) Riddell, Chairman and Chief Executive Officer
      J.H.T. (Jim) Riddell, President and Chief Operating Officer
      B.K. (Bernie) Lee, Chief Financial Officer

      Paramount Resources Ltd.
      4700 Bankers Hall West
      888  3rd Street SW
      Calgary, Alberta T2P 5C5
      Phone: (403) 290-3600
      Fax:   (403) 262-7994